SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Company name	Ryanair Holdings PLC
Headline	Brexit contingency resolutions

Ryanair Holdings PLC
11 March 2019

RYANAIR BOARD PASSES RESOLUTIONS
TO PROTECT THE COMPANY'S EU AIRLINE LICENCES POST-BREXIT

As previously advised (https://investor.ryanair.com/brexit/), Ryanair Holdings PLC (the "Company") must take steps to ensure that, in the event of a no-deal or "hard" Brexit,  the Company (and therefore its subsidiary EU airlines) will remain majority EU owned and controlled. This is necessary to ensure continued compliance with the airline ownership and control requirements of EU Regulation 1008/2008.

The Board of Ryanair Holdings PLC (the "Board") on Friday afternoon, 8 March 2019, passed a number of resolutions which will become effective from the date on which UK nationals cease to qualify as nationals of Member States for the purposes of Article 4 of EU Regulation 1008/2008 ("Hard Brexit Day").

In accordance with the powers delegated to the Board pursuant to the Company's Articles of Association (the "Articles"), the Board has resolved that with effect from Hard Brexit Day:

●          all Ordinary Shares and Depositary Shares held by or on behalf of non-EU (including UK) shareholders will be treated as "Restricted Shares" (within the meaning of the Articles);

●          Restricted Share Notices will be issued to the registered holder(s) of each Restricted Share, specifying that the holder(s) of such shares shall not be entitled to attend, speak or vote at any general meeting of the Company for so long as those shares are treated as Restricted Shares;

●        notwithstanding the powers vested in the chairman of general meetings of Ryanair pursuant to Article 41(J)(i) of the Articles, the chairman will not vote any Restricted Shares at any meeting of the Company.

These resolutions will remain in place until the Board determines that the ownership and control of the Company is no longer such that there is any risk to the airline licences held by the Company's subsidiaries pursuant to EU Regulation 1008/2008.

For the avoidance of doubt, the prohibition on non-EU nationals acquiring Ordinary Shares in Ryanair Holdings PLC, as announced by the Company on 5 February 2002, continues to apply.  Consequently, with effect from Hard Brexit Day, UK nationals will not be permitted to acquire Ordinary Shares in the Company.

ENDS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 11 March, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary